EXHIBIT 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

As of March 27, 2026, Streamex Corp. (formerly BioSig Technologies, Inc.), a Delaware corporation (the “Company”), has one class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended: shares of the Company’s common stock, par value $0.001 per share.

The foregoing description is intended as a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended (the “Amended and Restated Certificate of Incorporation”) and the by-laws, as amended (the “By-laws”) as currently in effect, copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.

Authorized Capital Stock

We have authorized 501,000,000 shares of capital stock, par value $0.001 per share, of which 500,000,000 are shares of common stock and 1,000,000 are shares of “blank check” preferred stock, of which 200 are authorized as Series A Preferred Stock, 600 are authorized as Series B Preferred Stock, 4,200 are authorized as Series C Preferred Stock, 1,400 are authorized as Series D Preferred Stock, 1,000 are authorized as Series E Preferred Stock and 200,000 are authorized for Series F Preferred Stock. As of March 27, 2026, there were 97,721,696 shares of common stock issued and outstanding, 105 shares of Series C Preferred Stock issued and outstanding and no shares of our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock, or Series F Junior Participating Preferred Stock issued and outstanding. The authorized and unissued shares of common stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors does not intend to seek stockholder approval for the issuance and sale of our common stock or preferred stock. In connection with the exchangeable share structure described below, the Company designated one share of Special Voting Preferred Stock that is held by a trustee to facilitate voting rights associated with the exchangeable shares.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Holders of our common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Even if we are permitted to pay cash dividends in the future, any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of stockholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the stockholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Subject to the rights of the holders of our preferred stock, upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities. There are no provisions in our Amended and Restated Certificate of Incorporation or our By-laws that would prevent or delay a change in our control.

The transfer agent and registrar for our common stock is Securities Transfer Corporation. The transfer agent’s address is 2901 N Dallas Parkway Suite 380 Plano, Texas 75093. Our common stock is listed on the Nasdaq Capital Market under the symbol “STEX” (effective September 2025, following our name change to Streamex Corp.). Prior to that, our common stock traded under the symbol “BSGM” on the Nasdaq Stock Market LLC (Nasdaq Capital Market).

Exchangeable Shares and Special Voting Preferred Stock

As of March 27, 2026, there were outstanding 83,420,765 exchangeable shares of BST Sub ULC, a wholly owned subsidiary of the Company. The exchangeable shares are exchangeable for an equal number of shares of the Company’s common stock and carry rights that are intended to be substantially equivalent to the Company’s common stock, including rights to dividends, liquidation preferences, and voting. Voting rights associated with the exchangeable shares are provided through the Company’s Special Voting Preferred Stock, which was issued to a trustee. The Special Voting Preferred Stock does not have economic rights, including rights to dividends or participation in liquidation, other than a nominal liquidation preference of $1.00, and is not convertible into common stock. The sole purpose of the Special Voting Preferred Stock is to provide voting rights to holders of exchangeable shares on an equivalent basis with holders of the Company’s common stock; the trustee is entitled to cast a number of votes equal to the aggregate number of votes that the holders of exchangeable shares would be entitled to cast if such exchangeable shares were exchanged for shares of the Company’s common stock. The voting rights associated with the Special Voting Preferred Stock terminate automatically upon the exchange or cancellation of all outstanding exchangeable shares, at which time the Special Voting Preferred Stock is automatically cancelled for no consideration.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights. Issuance of preferred stock by our board of directors may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of our common stock and could dilute the voting rights of the holders of our common stock.

Series C Preferred Stock

Each share of the Series C Preferred Stock is entitled to a nine percent (9%) annual dividend on the $1,000 per share stated value. Unless the Series C Preferred Stock is converted into shares of common stock, the dividends shall accrue and be payable in cash or, subject to the satisfaction of certain conditions, in pay-in-kind shares. Such cumulative dividends are payable quarterly, commencing on September 30, 2013, and on each conversion date. The terms of the Series C Preferred Stock were amended on March 27, 2014, and August 15, 2014. The description herein reflects such amended terms.

In the event that:

(i)	we fail to, or announce our intention not to, deliver common stock share certificates upon conversion of our Series C Preferred Stock prior to the seventh trading day after such shares are required to be delivered,

(ii)	we fail for any reason to pay in full the amount of cash due pursuant to our failure to deliver common stock share certificates upon conversion of our Series C Preferred Stock within five calendar days after notice therefor is delivered,

(iii)	we fail to have available a sufficient number of authorized and unreserved shares of common stock to issue upon a conversion of our Series C Preferred Stock,

(iv)	we fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of our obligations under, the securities purchase agreement, the registration rights agreement, the certificate of designation or the warrants entered into pursuant to the private placement transaction for our Series C Preferred Stock, which failure or breach could have a material adverse effect, and such failure or breach is not cured within 30 calendar days after written notice was delivered,

(v)	we are party to a change of control transaction,

(vi)	we file for bankruptcy or a similar arrangement or are adjudicated insolvent, or

(vii)	we are subject to a judgment, including an arbitration award against us, of greater than $100,000, and such judgment remains unvacated, unbonded or unstayed for a period of 45 calendar days, the holders of the Series C Preferred Stock are entitled, among other rights, to redeem their shares of Series C Preferred Stock at any time for greater than their stated value or increase the dividend rate on their shares of Series C Preferred Stock to 18%.

In the event of our liquidation or winding up of affairs, the holders of the Series C Preferred Stock will be entitled to a liquidation preference of the stated value plus any accrued but unpaid dividends or any other fees due the holder. The shares of the Series C Preferred Stock rank senior to the rights of the common stock and all other securities exercisable or convertible into shares of common stock.

Any holder of Series C Preferred Stock is entitled at any time to convert any whole or partial number of shares of Series C Preferred Stock into shares of our common stock at a price of $0.5302 per share, subject to the beneficial ownership limitation described below. The Series C Preferred Stock is subject to full ratchet anti-dilution price protection upon the issuance of equity or equity-linked securities at an effective common stock purchase price of less than $0.5302 per share as well as other customary anti-dilution protection.

In the event we issue any equity or equity-linked securities with terms more favorable than those of the Series C Preferred Stock, any holder of the Series C Preferred Stock may request to amend the terms of such holder’s Series C Preferred Stock to be equivalent to the terms of such issued equity or equity-linked securities, subject to certain exempted issuances.

The holders of the Series C Preferred Stock vote together with the holders of our common stock on an as-converted basis but may not vote the Series C Preferred Stock in excess of the beneficial ownership limitation of the Series C Preferred Stock. The beneficial ownership limitation is 4.99% of our then outstanding shares of common stock following such conversion or exercise, which may be increased to up to 9.99% of our then outstanding shares of common stock following such conversion or exercise upon the request of an individual holder. The beneficial ownership limitation is determined on an individual holder basis, such that the as-converted number of shares of one holder is not included in the shares outstanding when calculating the limitation for a different holder. In addition, absent the approval of holders representing at least 67% of the outstanding shares of the Series C Preferred Stock, we may not (i) increase the number of authorized shares of preferred stock, (ii) amend our charter documents, including the terms of the Series C Preferred Stock, in any manner adverse to the holders of the Series C Preferred Stock, including authorizing or creating any class of stock ranking senior to, or otherwise pari passu with, the shares of Series C Preferred Stock as to dividends, redemption or distribution of assets upon a liquidation.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and By-laws

Section 203 of the Delaware General Corporation Law, in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:

●	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans; or

●	at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The term “business combination” is defined to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that would result in the issuance or transfer by the corporation of any of its stock to the interested stockholder; certain transactions that would increase the interested stockholder’s proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.

The restrictions in Section 203 do not apply to corporations that have elected, in the manner provided in Section 203, not to be subject to Section 203 of the Delaware General Corporation Law or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. Our Amended and Restated Certificate of Incorporation and By-laws do not opt out of Section 203.

Section 203 could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Provisions of our Amended and Restated Certificate of Incorporation and By-laws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Amended and Restated Certificate of Incorporation and By-laws:

●	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

●	provide that special meetings of our stockholders may be called only by our board of directors, chairman, chief executive officer, president or secretary; and

●	provide advance notice provisions with which a stockholder who wishes to nominate a director or propose other business to be considered at a stockholder meeting must comply.

The Indemnification of Directors and Officers

Pursuant to Section 145 of the Delaware General Corporation Law, a corporation has the power to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Such determination will be made, in the case of an individual who is a director or officer at the time of such determination:

●	by a majority of the disinterested directors, even though less than a quorum;

●	by a committee of such directors designated by a majority vote of such directors, even though less than a quorum

●	if there are no disinterested directors, or if such directors so direct, by independent legal counsel; or

●	by a majority vote of the stockholders, at a meeting at which a quorum is present.

Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged liable to the corporation.

The Delaware General Corporation Law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action.

The Delaware General Corporation Law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals’ commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

Under the Delaware General Corporation Law, the rights to indemnification and advancement of expenses provided in the law are non-exclusive, in that, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by law, agreement, vote of stockholders, disinterested directors or otherwise.

Limitation of Personal Liability of Directors

The Delaware General Corporation Law (the “DGCL”) provides that a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit liability for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

Our Amended and Restated Certificate of Incorporation provides that our directors will not be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.